                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                  FORM 12B-25
                                              Commission File Number 811-854
                                                                     -------

                          NOTIFICATION OF LATE FILING

(Check One):  [X] Form 10-K      [ ] Form 11-K      [ ] Form 20-F
              [ ] Form 10-Q      [ ] Form N-SAR

For Period Ended:  December 31, 1996
                   -----------------

[  ] Transition Report on Form 10-K    [  ]    Transition Report on Form 10-Q
[  ] Transition Report on Form 20-F    [  ]    Transition Report on Form N-SAR
[  ] Transition Report on Form 11-K

For the Transition Period Ended: _____________________________________________

     Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which notification relates: __________________________
______________________________________________________________________________


                        PART I. REGISTRANT INFORMATION

Full name of registrant:        IIC INDUSTRIES INC.
                         ------------------------------------------------------

Former name if applicable:  N/A
                         ------------------------------------------------------

Address of principal executive office (Street and number): 420 Lexington Avenue
                                                           --------------------
City, State and Zip Code:       New York, New York  10170
                          -----------------------------------------------------

                       PART II. RULE 12B-25 (B) AND (C)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;


X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                              PART III. NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)


     The Registrant has encountered delays in obtaining financial and other information pertaining to the operations of Agrimill Rt. Agrimill Rt. is an indirect subsidiary of the Registrant whose activities are based in Hungary. During 1996, Agrimill accounted for approximately 20% of the Registrant's sales revenue. As a consequence of the aforementioned delays, the Company is unable to supply the required information with respect to its report on Form 10-K by March 31, 1996.

                          PART IV. OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

  Paul Buttafuoco                    (212)            212-297-6132
------------------------------------------------------------------------------
       (Name)                      (Area code)     (Telephone number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                     [X]  Yes     [ ]  No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                     [ ]  Yes     [X]  No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                              IIC INDUSTRIES INC.
------------------------------------------------------------------------------
                 (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 27, 1996                            By: /s/ Fortunee F. Cohen
                                           -----------------------------------
                                       Name:     Fortunee F. Cohen
                                       Title:    Secretary



                                   ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).